Exhibit 99.2

Akanda Corp. Provides Update on Scheduling Policy in US

Aims to Be Among First International Movers in US Pending Approval

London, February 2, 2024 – Akanda Corp. ("Akanda" or the “Company”), an international medical cannabis company, today announces it is actively following the developments in federal US policy to reschedule and/or deschedule cannabis under the Controlled Substances Act (“CSA”). The Company believes rescheduling may reinvigorate capital markets and could lead to changes in NASDAQ and NYSE rules on listing plant-touching U.S. companies. Should this occur and provided NASDAQ rule changes, Akanda has strategic plans to become a leader in consolidating US-based operators.

The Company believes there would be additional benefits from improvements in US scheduling policy such as removing state-legal cannabis businesses Section 280 of the Internal Revenue Code, allowing them to deduct business expenses.  The Company notes that according to consumer researchers such as the Brightfield Group, the US cannabis industry is poised to continue growing this decade. In 2022, the U.S. cannabis market reached $27 billion in sales. By 2028, it is forecast to be worth $50.7 billion[1].

Rescheduling

A U.S. Department of Health and Human Services (“HHS”) report was made public on January 29, 2024. The August 2023 report submitted to the Drug Enforcement Agency (DEA), recommended that cannabis be rescheduled as a Schedule III controlled substance. Rescheduling cannabis under the CSA, 21 U.S.C. § 812(b) requires three findings: (1) it has a lower potential for abuse than other Schedule I and II drugs; (2) it has currently accepted medical uses; and (3) it may lead to moderate or low physical dependence or high psychological dependence.

Descheduling

On January 29, 2024 U.S. Senators Alex Padilla (D-Calif.), Elizabeth Warren (D-Mass.), John Fetterman (D-Pa.), and eight of their Democratic colleagues, including U.S. Senate Majority Leader Chuck Schumer (D-N.Y.), sent a letter to U.S. Attorney General Merrick Garland and U.S. Drug Enforcement Administration (DEA) Administrator Anne Milgram, urging the DEA to remove marijuana from Schedule I of the CSA. The letter follows a recent recommendation from the U.S. Department of Health & Human Services (HHS) that marijuana be rescheduled from Schedule I to Schedule III. The Senators are calling for a complete descheduling of marijuana, consistent with state law, public sentiment, and the need to eliminate draconian criminal and civil penalties for marijuana use.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

[1] https://blog.brightfieldgroup.com/brightfields-2023-us-cannabis-market-forecast

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Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

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